Exhibit 99.1

Giant Interactive Group Announces Shareholder Resolutions Adopted at 2011 Annual General Meeting

SHANGHAI, PRC— September 16, 2011 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), a leading Chinese online game developer and operator, today announced that all shareholder resolutions proposed at the Company’s 2011 annual general meeting held in Hong Kong on September 16, 2011 (Beijing Time) were duly adopted. Specifically, the shareholders passed resolutions approving:

1.	Re-election of Mr. Andrew Y. Yan as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association.

2.	Re-election of Mr. Jason Nanchun Jiang as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association.

3.	Appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year 2011.

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, ZT Online 2, Giant Online, XT Online, and The Golden Land. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Contacts:
Investor Contact (China): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 3397 9959 ir@ztgame.com	Investor Relations (US): Kelly Gawlik, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Marc Raybin Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

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